[Exhibit 108]


                              [ITT Letterhead]



                                      DATE:      October 3, 1997
                                      CONTACT:   Jim Gallagher
                                      TELEPHONE: 212-258-1261


                           FOR IMMEDIATE RELEASE



                  ITT EXTENDS STOCK AND DEBT TENDER OFFERS

     NEW YORK, NY, October 3, 1997 -- ITT Corporation (NYSE: ITT) announced today that it has extended the expiration date of its offer to purchase up to 30 million shares of its common stock (including the associated preferred stock purchase rights) at $70.00 per share, net to the seller in cash. The offer is now scheduled to expire at 11:59 p.m., New York City time, on Wednesday, November 12, 1997, unless extended. As of the close of business yesterday, approximately 58 million shares of ITT's common stock have been tendered in the offer. The terms and conditions of the offer are set forth in ITT's Offer to Purchase dated July 17, 1997, as supplemented by the Supplement to the Offer to Purchase dated August 27, 1997, and the related Letter of Transmittal. Goldman, Sachs & Co. and Lazard Freres & Co. LLC are acting as Dealer Managers for the offer and Georgeson & Company Inc. is acting as Information Agent.

     ITT also announced today that it has extended the expiration date of its offer to purchase any and all of the following ITT Corporation debt securities: (i) $700MM 6.25% Notes due November 15, 2000; (ii) $250MM 6.75% Notes due November 15, 2003; (iii) $450MM 6.75% Notes due November 15, 2005; (iv) $450MM 7.375% Notes due November 15, 2015; and (v) $150MM 7.75%
Notes due November 15, 2025. The offer is now scheduled to expire at 11:59 p.m., New York City time, on Wednesday, November 12, 1997, unless extended. As of the

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close of business yesterday, (i) approximately $353MM principal amount of the 6.25% Notes due November 15, 2000; (ii) approximately $194MM principal amount of the 6.75% Notes due November 15, 2003; (iii) approximately $347MM principal amount of the 6.75% Notes due November 15, 2005; (iv) approximately $225MM principal amount of the 7.375% Notes due November 15, 2015; and (v) approximately $70MM principal amount of the 7.75% Notes due November 15, 2025 have been tendered in the offer. The terms and conditions of the offer are set forth in ITT's Offer to Purchase dated August 11, 1997 and the related Letter of Transmittal. Goldman, Sachs & Co. are acting as Dealer Managers for the offer and Georgeson & Company Inc. is acting as Information Agent.

                                  - ITT -